SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-31811

Woori Financial Group Inc.

(Translation of registrant’s name into English)

51, Sogong-ro, Jung-gu, Seoul, 04632, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Index

1.	Summary of 2020 1Q Business Report

2.	Exhibit 99.1 Woori Financial Group Review Report for 2020 1Q (Consolidated)

3.	Exhibit 99.2 Woori Financial Group Review Report for 2020 1Q (Separate)

Summary of 2020 First Quarter Business Report

Except where indicated otherwise, financial information contained in this document (including the attached financial statements) has been prepared in accordance with the Korean equivalent of International Financial Reporting Standards (“Korean IFRS”), which differ in certain important respects from generally accepted accounting principles in the United States.

All references to “Woori Financial Group,” “we,” “us” or the “Company” are to Woori Financial Group Inc. and, unless the context requires otherwise, its subsidiaries. In addition, all references to “Won” or “KRW” in this document are to the currency of the Republic of Korea.

I.	Introduction of the Company

1.	Overview of the Company

a.	History

January 11, 2019	Establishment of the Company pursuant to a comprehensive stock transfer, by which Woori Bank, Woori FIS, Woori Finance Research Institute, Woori Credit Information, Woori Fund Services and Woori Private Equity Asset Management became wholly-owned subsidiaries of the Company.

February 13, 2019	Listed on the Korea Exchange (KRX).

April 5, 2019	Entered into share purchase agreements to acquire Tongyang Asset Management Corp. and ABL Global Asset Management Co., Ltd.

June 21, 2019	Entered into a purchase agreement with Woori Bank to acquire the common shares of Woori Investment Bank Co., Ltd. (“Woori Investment Bank”) and integrate Woori Investment Bank as a first-tier subsidiary of the Company (Buyer: Woori Financial Group, Seller: Woori Bank)

July 3, 2019	Entered into a stock exchange agreement between the Company and Woori Card Co., Ltd (“Woori Card”) to integrate Woori Card as a first-tier subsidiary of the Company

July 25, 2019	Entered into a share purchase agreement to acquire Kukje Asset Trust, Ltd.

August 1, 2019	Integrated Woori Asset Management Corp. (formerly known as Tongyang Asset Management Co., Ltd.) as a first-tier subsidiary of the Company.

September 10, 2019	Integrated Woori Card and Woori Investment Bank as first-tier subsidiaries of the Company.

September 26, 2019	Disposed 4% of common shares of the Company held by Woori Bank to a Taiwanese company, Fubon Life Insurance Co., Ltd.

December 6, 2019	Integrated Woori Global Asset Management Corp. as a first-tier subsidiary of the Company

December 30, 2019	Integrated Woori Asset Trust Ltd., as a first-tier subsidiary of the Company

March 25, 2020	Held the first annual general meeting of shareholders of Woori Financial Group; reappointed the Chief Executive Officer

b.	Affiliated Companies

(1)	Overview of Business Group

1.	Name of business group: Woori Financial Group Inc.

(2)	Affiliated companies within the business group

As of March 31, 2020

Type	Name of Company	(Controlling Company)
Company	Woori Financial Group	—
First Tier Subsidiaries (11 companies)	Woori Bank (equity ownership 100.0%)	Woori Financial Group
Woori Card (equity ownership 100.0%)
Woori Investment Bank (equity ownership 59.83%)
Woori FIS (equity ownership 100.0%)
Woori Finance Research Institute (equity ownership 100.0%)
Woori Credit Information (equity ownership 100.0%)
Woori Fund Services (equity ownership 100.0%)
Woori Asset Trust (equity ownership 51.0)%
Woori Asset Management (equity ownership 73.0%)
Woori Private Equity Asset Management (equity ownership 100.0%)
Woori Global Asset Management (equity ownership 100.0%)
Second Tier Subsidiaries (14 companies)	Korea BTL Infrastructure Fund (equity ownership 99.88%)	Woori Bank
Woori America Bank (equity ownership 100.0%)
Woori Bank China Limited (equity ownership 100.0%)
PT. Bank Woori Saudara Indonesia (equity ownership 79.88%)
AO Woori Bank (equity ownership 100.0% - 1 share)
Banco Woori Bank do Brazil S.A. (equity ownership 100.0% - 1 share)
WB Finance Co., Ltd (Cambodia) (equity ownership 100.0%)
Woori Finance Myanmar (equity ownership 100.0%)
Woori Wealth Development Bank (equity ownership 51%)
Woori Bank Vietnam Limited (equity ownership 100.0%)
Woori Bank Europe Gmbh (equity ownership 100.0%)
Woori Global Markets Asia Limited (equity ownership 100.0%)
	Tutu Finance-WCI Myanmar (equity ownership 100.0%)	Woori Card
	Woori-Hanwha Eureka Private Equity Fund (equity ownership 0.80%)	Woori Private Equity Asset Management

Note	1) Listed Companies : Woori Financial Group, Woori Investment Bank and PT. Bank Woori Saudara Indonesia

2.	Capital Structure (Changes in Capital)

As of March 31, 2020		(units: Won, shares)
		Stock Decrease/Increase
Date	Category	Type	Quantity	Par Value	Issue price	Note
January 11, 2019	—	Common	680,164,306	5,000	26,415	Establishment (comprehensive stock transfer)
September 10, 2019	—	Common	42,103,377	5,000	12,350	Comprehensive stock exchange Stock increase ratio: 6.19018%

Note 1) Due to Woori Financial Group’s establishment through a comprehensive stock transfer, the issue price was calculated by dividing the total equity from its financial statements at the time of establishment (KRW 17,966,458,911,689) by the total number of issued shares (680,164,306).

Note 2) Our capital in 3Q changed due to the comprehensive stock exchange. The issue price is based on the closing stock price of the comprehensive stock exchange date.

3.	Total Number of Authorized Shares

As of March 31, 2020	(unit: shares)
Items	Type		Notes
	Common Shares	Total
Number of authorized shares	4,000,000,000	4,000,000,000
Number of issued shares	722,267,683	722,267,683	Note 1)
Number of treasury shares	2	2	Note 2)
Number of outstanding shares	722,267,683	722,267,683

Note 1) New common shares of 42,103,377 were issued on September 10, 2019 due to the small scale stock exchange between Woori Financial Group and Woori Card.

Note 2) Acquired from the issuance of fractional shares

4.	Voting Rights

As of March 31, 2020	(unit: shares)
Items		Number of shares	Notes
Number of issued shares	Common Shares	722,267,683	—
	Preferred Shares	—	—
Number of shares without voting rights	Common Shares	2	Note 1)
	Preferred Shares	—	—
Number of shares for which voting rights are excluded pursuant to the articles of incorporation	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights are limited by law	Common Shares	11,669,295	Note 2)
	Preferred Shares	—	—
Number of shares for which voting rights have been restored	Common Shares	—	—
	Preferred Shares	—	—
Number of shares for which voting rights may be exercised	Common Shares	710,598,388	—
	Preferred Shares	—	—

Note 1) Acquired treasury shares from the issuance of fractional shares (based on Article 369 of the Commercial Act).

Note 2) Pursuant to Article 8-2 of the Financial Holding Company Act, a non-financial business operator is restricted from exercising voting rights in excess of 4% of the total number of outstanding voting shares of a financial holding company.

5.	Dividend Information

Woori Financial Group was established on January 11, 2019.

Items		2020 1Q	2019	2018
Par value per share (Won)		—	5,000	—
Net profit (Millions of Won)		—	1,872,207	—
Earnings per share (Won)		—	2,727
Total cash dividends (Millions of Won)		—	505,587	—
Total stock dividends (Millions of Won)		—	—	—
Cash dividend payout ratio (%)		—	27.00	—
Cash dividend yield (%)	Common Shares	—	5.8	—
	Preferred Shares	—	—	—
Stock dividend yield (%)	Common Shares	—	—	—
	Preferred Shares	—	—	—
Cash dividend per share (Won)	Common Shares	—	700	—
	Preferred Shares	—	—	—
Stock dividend per share (Share)	Common Shares	—	—	—
	Preferred Shares	—	—	—

Note 1) There were no board resolutions regarding dividends during 2020 1Q.

II.	Business Overview

1.	Results of Operations

As of March 31, 2020	(unit: billions of Won)

Type	2020 1Q	2019	2018
Operating income	773	2,800	—
Non-operating income	-21	-77	—
Income from continuing operations before income tax	753	2,723	—
Income tax expense from continuing operations	195	685	—
Income from discontinued operations	—	—	—
Net income	558	2,038	—
Controlling Interest	518	1,872
Non-controlling Interest	40	165

Note 1) Based on K-IFRS consolidated financial statements

2.	Funding Sources and Uses of Funds

a.	Sources of Funds

For the periods indicated other than as noted below					(units: millions of Won, %)
Classification	Funding Source	2020 1Q			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Source	Deposits	253,324,970	1.33	70.79	249,106,401	1.51	71.14
	Borrowings	19,511,293	1.65	5.45	18,013,074	1.92	5.14
	Debentures	31,482,180	2.41	8.80	30,401,987	2.56	8.68
	Others	27,910,435		7.80	28,928,780	—	8.26
	Total Liabilities	332,228,878		92.83	326,449,882	—	93.23
Total Equity		25,648,662		7.17	23,703,431	—	6.77
Total Liabilities & Equity		357,877,540		100.00	350,153,313	—	100.00

Note 1) 2020 1Q Average Balance: average of balances as of December 31, 2019 and March 31, 2020

 2019 Average Balance: average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.

Note 2) Based on K-IFRS consolidated financial statements

b. Use of Funds

For the periods indicated other than as noted below				(units: millions of Won, %)
Type	Managed Item	2020 1Q			2019
		Average Balance	Interest Rate	Proportion	Average Balance	Interest Rate	Proportion
Use	Cash & Due from Banks	11,256,445	0.83	3.15	9,202,054	1.55	2.63
	Marketable securities	53,922,688	1.81	15.07	50,396,362	2.29	14.39
	Loans	259,171,671	3.25	72.42	254,691,201	3.48	72.74
	Loans in local currency	223,374,838	2.98	62.42	219,418,214	3.22	62.66
	Loans in foreign currency	22,288,953	4.42	6.23	20,982,894	4.59	5.99
	Guarantee payments	11,054	15.75	0.00	12,410	1.48	0.00
	Credit card receivables	8,160,163	8.05	2.28	8,139,789	7.98	2.32
	Foreign bills bought	5,336,664	2.56	1.49	6,137,894	2.96	1.75
	Bad debt expense in local currency (-)	-1,598,717		-0.45	-1,666,215	—	-0.48
	Other	35,125,452		9.81	37,529,911	—	10.72
Total Assets		357,877,540		100.00	350,153,313	—	100.00

Note 1) 2020 1Q Average Balance: average of balances as of December 31, 2019 and March 31, 2020

   2019 Average Balance: average of balances as of March 31, 2019, June 30, 2019, September 30, 2019 and December 31, 2019.

Note 2) Based on K-IFRS consolidated financial statements

3.	Other Information Necessary for Making Investment Decisions

a.	Selected Ratios

Group BIS Capital Adequacy Ratios

As of the end of the period indicated	(units: billions of Won, % )
Type	2020 1Q	2019
Equity capital (A)	27,952	27,115
Risk weighted assets (B)	237,083	228,046
BIS(Capital adequacy) ratio (A/B)	11.79	11.89

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratios : Equity capital / Risk weighted assets * 100

Note 2) Based on K-IFRS consolidated financial statements and Basel III standards

Figures of Affiliated Companies

As of the end of the periods indicated				(units: 100 millions of Won, % )
Name of Company	Type		2020 1Q	2019	2018
Woori Bank	BIS ratio	Equity capital (A)	245,676	243,142	242,508
		Risk weighted assets (B)	1,663,182	1,578,895	1,549,710
		Capital adequacy ratio (A/B)	14.77	15.40	15.65
Woori Card	Adjusted capital ratio		19.72	18.33	18.08
	Tangible common equity ratio		14.55	14.29	13.54
Woori Investment Bank	BIS ratio	Equity capital (A)	3,466	3,381	3,003
		Risk weighted assets (B)	26,131	26,303	23,192
		Capital adequacy ratio (A/B)	13.26	12.86	12.95
Woori Asset Trust	Operating capital ratio		1,166.23	1,397.97	957.76
Woori Asset Management	Minimum operating capital ratio		694.0	655.8	558.9

Note 1) BIS (Bank for International Settlements) Capital Adequacy Ratio : Equity capital / Risk weighted assets * 100

Note 2) Figures for Woori Bank are based on K-IFRS consolidated financial statements and Basel III standards

Note 3) Figures for Woori Card are based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 4) Figures for Woori Investment Bank are based on the applicable standards for business reports submitted to the Financial Supervisory Service and our K-IFRS consolidated financial statements

Note 5) Figures for Woori Asset Trust are based on K-IFRS separate financial statements

Note 6) Figures for Woori Asset Management are based on K-IFRS separate financial statements

Note 7) 2020 1Q figures are estimates only and are subject to change

Won Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )
Type	2020 1Q			2019			2018
	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio	Won Liquidity Assets	Won Liquidity Liabilities	Won Liquidity Ratio
Woori Financial Group Note 1)	928,397	510,495	181.9	45,079	7,475	603.1	—
Woori Card Note 2)	5,808,477	1,345,870	431.6	5,976,031	1,407,335	424.6	6,055,752	1,349,874	448.6
Woori Investment Bank Note 2)	1,986,055	1,101,910	180.2	1,671,823	1,118,318	149.5	1,183,476	444,475	266.3
Woori Asset Trust Note 2)	75,149	11,388	659.9	67,555	14,595	462.9	61,161	9,411	649.9

Note 1) Woori Financial Group : based on current assets and liabilities within one month of maturity

Note 2) Woori Card, Woori Investment Bank, Woori Asset Trust : based on current assets and liabilities within 90 days of maturity

Foreign Currency (FC) Liquidity Ratios

As of the end of the periods indicated							(units: millions of Won, % )
Type	2020 1Q			2019			2018
	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio	FC Liquidity Assets	FC Liquidity Liabilities	FC Liquidity Ratio
Woori Investment Bank Note 1)	38,752	37,937	102.1	38,111	34,734	109.7	82,633	78,104	105.8

Note 1) Based on current assets and liabilities within three months of maturity.

Liquidity Coverage Ratios

				(unit: % )
Name of Company	Type	2020 1Q	2019	2018
Woori Bank	Liquidity coverage ratio Note 1)	104.45	107.27	103.40
	Foreign currency liquidity coverage ratio Note 2)	114.44	110.50	108.98
	Ratio of business purpose premises and equipment	12.07	12.22	12.34

Note 1) Method of calculation based on business disclosure (average of daily ratios for business days in a quarter), periods applicable are 2020 1Q, 2019 4Q and 2018 4Q

Note 2) Implemented in January 2017 (increased 10% annually; current minimum ratio is 80% in 2019); method of calculation of average LCR based on business disclosure

Periods applicable are 2020 1Q, 2019 4Q and 2018 4Q; foreign currency liquidity coverage ratio for each month during the current quarter : January : 116.37%, February : 109.79%, March: 116.94%

Profitability Ratios

						(unit: % )
Type	2020 1Q		2019		2018
	ROA	ROE	ROA	ROE	ROA	ROE
Woori Financial Group Note 1)
Including non-controlling interests	0.60	10.30	0.57	10.11	—
Excluding non-controlling interests	0.56	9.57	0.52	9.29	—
Woori Bank Note 2)	0.58	8.78	0.55	8.36	0.60	8.82
Woori Card Note 2)	1.15	6.35	0.90	5.05	0.72	4.00
Woori Investment Bank Note 2)	1.46	12.13	1.69	13.66	1.30	10.49
Woori Asset Trust Note 3)	29.1	42.9	25.2	37.6	28.3	48.8
Woori Asset Management	2.77	2.94	7.41	7.77	6.06	6.32

Note 1) On an annualized basis based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Note 2) Based on the applicable standards for business reports submitted to the Financial Supervisory Service

Note 3) Consolidated basis: net income including non-controlling interests, total assets and total equity are average balances of end of previous year end and each quarter ending balances.

Group Asset Quality

	(units: billions of Won, % )
Type	2020 1Q	2019	2018
Total loans	273,153	266,432	—
Substandard and below loans	1,240	1,198	—
Substandard and below ratio	0.45	0.45	—
Non-Performing Loans	1,108	1,068	—
NPL Ratio	0.41	0.40	—
Substandard and below coverage ratio (A/B)	128.7	133.6	—
Loan Loss reserve (A)	1,596	1,600	—
Substandard and below loans (B)	1,240	1,198	—

Note 1) Based on the applicable standards for financial holding company business reports submitted to the Financial Supervisory Service

Asset Quality for Significant Subsidiaries and Consolidated Companies

									(units: % )
Type	2020 1Q			2019			2018
	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio	Substandard and below ratio	NPL ratio	Substandard and below coverage ratio
Woori Bank	0.40	0.36	120.68	0.40	0.36	121.80	0.51	0.43	119.42
Woori Card	0.90	—	102.92	0.80	—	102.84	0.80	—	104.02
Woori Investment Bank	0.47	0.22	148.91	0.49	0.21	167.39	1.51	1.49	51.21
Woori Asset Trust	44.08	—	—	37.51	—	—	10.52	—	—

Note 1) Based on the applicable standards for company business reports submitted to the Financial Supervisory Service

III.	Financial Information

1.	Condensed Financial Statements (Consolidated)

Summary Consolidated Statement of Financial Position

(The Company and its Consolidated Subsidiaries, as of the end of the periods indicated)	(unit: millions of Won)

Classification	2020 1Q	2019	2018
ASSETS
Cash and cash equivalents	9,753,835	6,392,566	6,747,894
Financial assets at fair value through profit or loss (“FVTPL”)	11,430,112	8,069,144	6,126,316
Financial assets at fair value through other comprehensive income	28,146,435	27,730,531	18,063,423
Securities at amortized cost	20,017,032	20,320,539	22,932,559
Loans and other financial assets at amortized cost	302,808,726	293,717,693	282,457,578
Investments in joint ventures and associates	832,442	806,360	361,766
Investment properties	276,982	280,239	378,196
Premises and equipment	3,379,453	3,364,716	2,450,492
Intangible assets and goodwill	824,752	844,110	597,520
Assets held for sale	9,601	10,556	17,912
Net defined benefit asset	—	2,582	—
Current tax assets	37,603	47,367	20,730
Deferred tax assets	37,576	39,544	59,641
Derivative assets (designated for hedging)	255,648	121,131	35,503
Other assets	403,951	233,646	197,653

Total assets	378,214,148	361,980,724	340,447,183

LIABILITIES
Financial liabilities at FVTPL	5,689,078	2,958,302	2,282,686
Deposits due to customers	266,404,155	264,685,578	248,690,939
Borrowings	22,286,197	18,998,920	16,202,986
Debentures	32,106,305	30,858,055	28,735,862
Provisions	442,736	443,980	391,313
Net defined benefit liability	159,841	92,470	173,109
Current tax liabilities	161,768	182,690	159,078
Deferred tax liabilities	236,941	134,322	18,156
Derivative liabilities (designated for hedging)	2,461	6,837	51,408
Other financial liabilities	24,462,194	17,706,767	21,442,524
Other liabilities	457,480	420,471	346,078

Total liabilities	352,409,156	336,488,392	318,494,139

EQUITY
Owners’ equity:	21,824,115	21,510,370	21,739,931
Capital stock	3,611,338	3,611,338	3,381,392
Hybrid securities	1,396,636	997,544	3,161,963
Capital surplus	627,789	626,295	285,889
Other equity	(2,333,641)	(2,249,322)	(2,213,970)
Retained earnings	18,521,993	18,524,515	17,124,657
Non-controlling interests	3,980,877	3,436,658	213,113

Total equity	25,804,992	25,492,332	21,953,044

Total liabilities and equity	378,214,148	361,980,724	340,447,183

Number of Consolidated Subsidiaries (excluding holding company)	102	102	65

Summary Consolidated Statement of Comprehensive Income

(The Company and its Consolidated Subsidiaries, for the periods indicated)	(unit: millions of Won, except per share amounts)

Classification	2020 1Q	2019 1Q	2019	2018
Operating income	773,338	833,999	2,799,976	2,759,301
Net interest income	1,462,959	1,454,591	5,893,706	5,650,951
Net fees and commissions income	273,980	275,001	1,102,628	1,069,974
Dividend income	47,769	39,483	107,959	90,552
Net gain or loss on financial instruments at FVTPL (fair value through profit or loss)	468,075	16,586	25,455	214,443
Net gain or loss on financial assets at FVTOCI	2,600	791	11,015	2,047
Net gain on disposals of financial assets at amortized cost	26,747	20,665	102,115	79,532
Impairment losses due to credit loss	(110,892)	(60,007)	(374,244)	(329,574)
General and administrative expenses	(892,526)	(831,452)	(3,766,077)	(3,624,033)
Other net operating income (expenses)	(505,374)	(81,659)	(302,581)	(394,591)

Non-operating income(expense)	(20,725)	(8,189)	(76,927)	45,571

Net income before income tax expense	752,613	825,810	2,723,049	2,804,872

Income tax expense	194,842	211,281	685,453	753,223

Net income	557,771	614,529	2,037,596	2,051,649

Net income attributable to owners	518,216	568,689	1,872,207	2,033,182
Net income attributable to the non-controlling interests	39,555	45,840	165,389	18,467
Other comprehensive income (loss), net of tax	(101,996)	43,569	51,782	(92,236)
Items that will not be reclassified to profit or loss	(129,500)	(44,780)	(92,777)	(115,384)
Items that may be reclassified to profit or loss	27,504	88,349	144,559	23,148

Total comprehensive income	455,775	658,098	2,089,378	1,959,413

Comprehensive income attributable to the owners	427,259	607,357	1,914,393	1,943,885
Comprehensive income attributable to non-controlling interests	28,516	50,741	174,985	15,528
Net income per share:
Basic and diluted loss per share (in Korean Won)	706	855	2,727	2,796

2.	Condensed Financial Statements (Separate)

Summary Statement of Financial Position

(The Company, as of the end of the period indicated)	(unit: millions of Won)
Classification	2020 1Q	2019
ASSETS
Cash and cash equivalents	1,089,749	43,670
Financial assets at fair value through profit or loss	9,434	9,434
Loans and other financial assets at amortized cost	1,288,798	1,269,203
Investments in subsidiaries	19,873,593	19,873,593
Premises and equipment	8,021	7,383
Intangible assets	4,404	3,310
Current tax assets	1,710	—
Other assets	205	—

Total assets	22,275,914	21,206,593

LIABILITIES
Debentures	947,734	947,679
Provisions	711	600
Net defined benefit liability	10,377	3,482
Current tax liabilities	133,526	133,526
Deferred tax liabilities	973	154
Other financial liabilities	531,074	10,745
Other liabilities	1,146	4,142

Total liabilities	1,625,541	1,100,328

EQUITY
Capital stock	3,611,338	3,611,338
Hybrid security	1,396,636	997,544
Capital surplus	14,874,084	14,874,084
Other equity	(1,845)	(631)
Retained Earnings	770,160	623,930

Total equity	20,650,373	20,106,265

Total liabilities and equity	22,275,914	21,206,593

Summary Statement of Comprehensive Income

(The Company, for the period indicated)	(unit: millions of Won, except per share amounts)
Classification	2020 1Q	2019 1Q	2019
Operating Income:	661,808	(14,501)	629,437
Net interest income	(1,022)	(152)	40
Interest income	4,514	27	7,741
Interest expense	5,536	179	7,701
Net fees and commissions loss	(2,639)	(3,814)	(15,833)
Fees and commissions income	—	—	—
Fees and commissions expense	2,639	3,814	15,833
Dividend income	677,795	—	676,000
Net gain on financial instruments at FVTPL	—	—	9,434
Impairment losses due to credit loss	—	—	(263)
General and administrative expenses	(12,326)	(10,535)	(39,941)
Non-operating loss	(200)	(400)	(750)
Net Income before income tax expense	661,608	(14,901)	628,687
Income tax expense	1,279	(260)	(394)

Net Income	660,329	(14,641)	628,293

Other comprehensive loss, net of tax	(1,214)	(73)	(631)
Items that will not be reclassified to profit or loss	(1,214)	(73)	(631)
Remeasurement of the net defined benefit liability	(1,214)	(73)	(631)

Total comprehensive Income	659,115	(14,714)	627,662

Net Income per share:
Basic and diluted Income per share (In Korean Won)	902	(22)	900

IV.	Independent Auditor’s Opinion

1.	Independent Auditor’s Opinion

	2020 1Q	2019	2018
Auditor	Samil PricewaterhouseCoopers	Deloitte Anjin LLC	—
Auditor’s Opinion	Note 1)	Note 2)	—

Note 1) In its review report attached to this report, Samil PricewaterhouseCoopers has stated that nothing had come to their attention that caused them to believe that the accompanying consolidated and separate interim financial statements of Woori Financial Group are not presented fairly in all material respects, in accordance with Korean IFRS.

Note 2) In its audit report, Deloitte Anjin LLC has stated that the financial statements are presented fairly, in all material respects, in accordance with Korean IFRS.

2.	Compensation to the Independent Auditor

a.	Audit Services

Term	Auditor	Description	Fee	Total Time
2020 1Q	Samil PricewaterhouseCoopers	1Q review	KRW 1,135 million	1,350 hours
2019	Deloitte Anjin LLC	Closing audit (including internal accounting management system)	KRW 752 million	10,849 hours
		Interim audit		7,074 hours
		3Q review		6,095 hours
		1H review		2,591 hours
		1Q review		856 hours

Note 1) Total time includes planning time up until the commencement of the applicable services

b.	Other Audit Services

Term	Auditor	Description	Fee
2019	Deloitte Anjin LLC	Auditing services provided in connection with the submission of a holding company establishment report to the Fair Trade Commission	KRW 67 million

c.	Current Status of Audit Service Agreements with the Independent Auditor Relating to U.S. Listing

Term	Auditor	Description	Fee
2020 1Q	Samil PricewaterhouseCoopers	U.S. PCAOB standard audit of consolidated financial statements	KRW 476 million
2019	Deloitte Anjin LLC	U.S. PCAOB standard audit of consolidated financial statements and internal control over financial reporting	KRW 1,873 million

d.	Non-Audit Services

Term	Date of Execution of Agreement	Description of Service	Service Term	Fees
2019	April 18, 2019	Tax adjustment (including review relating to application of consolidated tax)	April 18, 2019 ~ May 31, 2020	KRW 88 million
	May 14, 2019	Issuance of agreed-upon procedure report relating to asset management company establishment registration submitted to the Financial Supervisory Service	May 14, 2019 ~ May 31, 2020	KRW 18 million

V.	Corporate Governance and Affiliated Companies

1.	About the Board of Directors

a.	Composition of the Board of Directors

The board of directors consists of standing directors, outside directors and non-standing directors.

b.	Committees under the Board of Directors

We currently have the following committees serving under the board of directors:

(a)	Audit Committee

(b)	Board Risk Management Committee

(c)	Compensation Committee

(d)	Committee for Recommending Executive Officer Candidates

(e)	Committee for Recommending Group Executive Officer Candidates

(f)	Committee for Internal Control Management

(As of March 31, 2020) Name of Committee	Composition	Names of Members
Audit Committee	Three outside directors	(Chairman) Chan-Hyoung Chung (outside director) Sung-Tae Ro (outside director) Dong-Woo Chang (outside director)
Board Risk Management Committee	Three outside directors One non-standing director One standing director	(Chairman) Sang-Yong Park (outside director) Dennis Chan (outside director) Zhiping Tian (outside director) Hong-Tae Kim (non-standing director) Won-Duk Lee (standing director)
Compensation Committee	Six outside directors One non-standing director

(Chairman) Chan-Hyoung Chung (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Hong-Tae Kim (non-standing director)

Committee for Recommending Executive Officer Candidates	Six outside directors

(Chairman) Dong-Woo Chang (outside director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Committee for Recommending Group Executive Officer Candidates	Six outside directors One standing director

(Chairman) Tae-Seung Son (standing director)

Sung-Tae Ro (outside director)

Sang-Yong Park (outside director)

Chan-Hyoung Chung (outside director)

Dennis Chan (outside director)

Zhiping Tian (outside director)

Dong-Woo Chang (outside director)

Committee for Internal Control Management	One outside director One non-standing director One standing director	(Chairman) Sang-Yong Park (outside director) Hong-Tae Kim (non-standing director) Tae-Seung Son (standing director)

2.	Affiliated Companies (As of March 31, 2020)

Woori Financial Group
100%
Woori Bank
99.88%
Korea BTL Infrastructure Fund
100%
Woori America Bank
100%
Woori Bank China Limited
79.88%
PT. Bank Woori Saudara Indonesia
100.00%
AO Woori Bank
100%
Banco Woori Bank do Brazil S.A.
100%
WB Finance Co., Ltd
100%
Woori Finance Myanmar
51%
Woori Wealth Development Bank
100%
Woori Bank Vietnam Limited
100%
Woori Bank Europe Gmbh
100%
Woori Global Markets Asia Limited
100%
Woori Card
100%
Tutu Finance-WCI Myanmar
59.83%
Woori Investment Bank
100%
Woori FIS
100%
Woori Finance Research Institute
100%
Woori Credit Information
100%
Woori Fund Services
51%
Woori Asset Trust
73%
Woori Asset Management
100%
Woori Private Equity Asset Management
0.80%
Woori-Hanwha Eureka Private Equity Fund
100%
Woori Global Asset Management

VI.	Shareholder Information

1.	Share Distribution

a.	Share Information of the Largest Shareholder and Specially Related Parties

As of March 31, 2020	(units: shares, %)
Name	Relation	Type	Shares Held				Notes
			Beginning balance		Ending balance
			Number	Share	Number	Share
Korea Deposit Insurance Corporation (KDIC)	Largest Shareholder	Common	124,604,797	17.25	124,604,797	17.25	Note 1)
Total		Common	124,604,797	17.25	124,604,797	17.25
		Others	—	—	—	—

Note 1) Refer to ‘b. Changes in the largest shareholder’ for changes in the number and percentage of shares held by the KDIC

b.	Changes in the largest shareholder

As of March 31, 2020	(units: shares, %)

Change of Date	Largest Shareholder	Number Held	Share	Notes
January 11, 2019	Korea Deposit Insurance Corporation	124,604,797	18.32	Comprehensive Stock Transfer (Woori Financial Group) Note 1)
September 10, 2019	Korea Deposit Insurance Corporation	124,604,797	17.25	Issuance of new common shares (42,103,377 shares) Note 2)

Note 1) Woori Financial Group was established pursuant to a comprehensive stock transfer of Woori Bank and five other companies, and the KDIC received new shares of Woori Financial Group in accordance with the stock transfer ratio.

transfer ratio Woori Bank : Woori Financial Group = 1: 1.0000000

Note 2) Small scale stock exchange between Woori Financial Group and Woori Card.

c.	Share Ownership of More Than 5%

As of March 31, 2020	(units: shares, %)
	Name	Shares		Notes
		No. of shares	Percentage of shareholding
Share ownership of more than 5%	Korea Deposit Insurance Corporation	124,604,797	17.25	—
	National Pension Service	63,729,135	8.82	1)
	Nobis1, Inc. (IMM PE)	40,560,000	5.62	—
Employee Stock Ownership Association		47,313,559	6.55	2)

Note 1) Shares based on publicly disclosed information on March 10, 2020

Note 2) Total shares of the employee stock ownership association of Woori Financial Group and Woori Bank

2.	Stock Price and Stock Market Performance

a.	Domestic Stock Market

							(units: Won, shares)
Period		October 2019	November 2019	December 2019	January 2020	February 2020	March 2020
Common Shares	High	12,600	12,400	12,250	11,400	10,500	9,630
	Low	11,200	11,700	11,350	10,150	9,400	6,560
	Average	11,969	12,074	11,753	10,728	10,067	7,989
Monthly Trade Volume	High	3,462,956	15,109,269	2,953,576	3,032,036	7,798,094	5,753,690
	Low	804,460	581,586	971,068	1,196,984	1,449,936	1,895,258
	Monthly Total	31,894,887	38,663,771	34,263,254	38,739,407	47,347,306	74,783,169

Note 1) Source: KRX KOSPI Market

Note 2) Share prices are based on closing prices.

b.	Foreign Stock Market (NYSE)

						(units: US Dollars, Won, ADSs)
Period		October 2019	November 2019	December 2019	January 2020	February 2020	March 2020
ADS	High	32.08	32.19	32.12	30.09	26.62	24.77
	Low	28.78	30.05	28.75	25.40	22.88	15.60
	Average	30.39	31.24	30.28	27.60	25.18	20.10
Won Conversion	High	37,706	37,675	37,297	34,838	31,520	29,510
	Low	34,383	35,437	34,192	30,060	27,584	19,563
	Average	35,984	36,471	35,603	32,134	30,055	24,518
Monthly Trade Volume	High	59,700	57,500	64,100	110,600	93,100	237,600
	Low	6,500	6,700	17,900	18,500	15,500	65,000
	Monthly Total	536,100	380,900	764,900	839,000	946,100	2,700,200

Note 1) Source: standard trading rate (daily and monthly average) (Seoul Money Brokerage, www.smbs.biz)

Note 2) One ADS represents three common shares.

Note 3) Share prices are based on closing prices.

VII.	Directors and Employee Information

1.	Directors and Executives

As of March 31, 2020
Position		Name	Common Shares Owned	Term Commencement Date	Expiration of Term
Chief Executive Officer	Registered	Tae-Seung Son	55,296	January 11, 2019 ~	Note 1)
Deputy President	Registered	Won-Duk Lee	18,500	March 25, 2020 ~	Note 2)
Outside Director	Registered	Sung-Tae Ro	5,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Sang-Yong Park	1,000	January 11, 2019 ~	Note 2)
Outside Director	Registered	Chan-Hyoung Chung	10,532	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dennis Chan	—	March 25, 2020 ~	Note 3)
Outside Director	Registered	Zhiping Tian	—	January 11, 2019 ~	Note 2)
Outside Director	Registered	Dong-Woo Chang	—	January 11, 2019 ~	Note 2)
Non-standing Director	Registered	Hong-Tae Kim	—	March 25, 2020 ~	Note 3)
Deputy President	Non-Registered	Jeong-Ki Kim	2,000	February 11, 2020 ~	December 31, 2020
Deputy President	Non-Registered	Dong-Su Choi	15,738	January 11, 2019 ~	December 31, 2020
Deputy President	Non-Registered	Kyong-Hoon Park	16,000	January 11, 2019 ~	December 31, 2020
Deputy President	Non-Registered	Myung-Hyuk Shin	3,000	February 11, 2020 ~	December 31, 2020
Deputy President	Non-Registered	Jin-Ho Noh	3,000	February 11, 2020 ~	December 31, 2020
Senior Managing Director	Non-Registered	Kyu-Mok Hwang	13,239	February 11, 2020 ~	December 31, 2020
Senior Managing Director	Non-Registered	Seok-Tae Lee	14,857	February 11, 2020 ~	December 31, 2020
Senior Managing Director	Non-Registered	Seok-Young Chung	18,951	February 11, 2020 ~	January 10, 2021
Managing Director	Non-Registered	Shin-Kook Kang	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Gyu-Soon Hwang	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Jong-Il Park	2,000	February 11, 2020 ~	December 31, 2021
Managing Director	Non-Registered	Byoung-Kwon Woo	2,500	February 11, 2020 ~	February 10, 2022
Managing Director	Non-Registered	Sung-Wook Lee	5,000	February 11, 2020 ~	December 31, 2021

Note 1) Date of the 2023 annual general meeting of shareholders

Note 2) Date of the 2021 annual general meeting of shareholders

Note 3) Date of the 2022 annual general meeting of shareholders

Note 4) Common shares owned are as of the date of submission of this report

Note 5) Common shares owned by executives exclude shares owned through the Employee Stock Ownership Association.

2.	Employee Status

As of March 31, 2020								(units: persons, millions of Won)
	Number of Employees					Average Tenure	Total Compensation	Average Compensation Per Person	Note
	Regular		Contract		Total
	Total	(Short time worker)	Total	(Short time worker)
Total	140	—	25	—	165	11 months (14 years 7 months)	6,607	40	—

Note 1) 50 employees concurrently employed by affiliated companies are excluded

Note 2) Average tenure: term in ( ) includes tenure at affiliated companies

Note 3) Contract employees include non-registered executives

3.	Directors’ Compensation

As of March 31, 2020		(units: persons, millions of Won)
Items	Number of Persons	Total Compensation	Average Compensation Per Director	Note
Registered Directors (excludes outside directors and audit committee members)	3	239	80	—
Outside Directors (excludes audit committee members)	3	36	12	—
Audit Committee Members	3	46	15	—
Auditor	—	—	—	—

Note 1) Registered directors and audit committee members include uncompensated directors

Note 2) Only the compensation amount paid by Woori Financial Group is included for the three executives concurrently employed by Woori Bank

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Woori Financial Group Inc.
(Registrant)

Date: May 15, 2020	By:	/s/ Kyong-Hoon Park
(Signature)
Name: Kyong-Hoon Park
Title: Deputy President